FORM 6-K

U.S．SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Commission File Number:  1-15238

Supplement For the month of July 2004.

Total number of pages: 17

The exhibit index is located on page 1

NIDEC CORPORATION

(Translation of registrant’s name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __    No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-_____

Information furnished on this form:

EXHIBITS

Exhibit Number

1. QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED JUNE 30, 2004 (Unaudited)
(FROM APRIL 1, 2004 TO JUNE 30, 2004) CONSOLIDATED

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 29, 2004
NIDEC CORPORATION
By: /S/ Hiroshi Toriba
Executive Director, Investor Relations
& Public Relations & Advertising

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Stock exchange code (Tokyo, Osaka): 6594

Contact:
Hiroshi Toriba
Executive Director
Investor Relations & Public Relations & Advertising
+81-75-935-6140
HIROSHI_TORIBA@notes.nidec.co.jp

QUARTERLY FINANCIAL STATEMENTS (U.S. GAAP)

(U.S. GAAP) RESULTS FOR THE THREE MONTHS ENDED

JUNE 30, 2004 (Unaudited)

(FROM APRIL 1, 2004 TO JUNE 30, 2004)

CONSOLIDATED

Released on July 29, 2004

NIDEC CORPORATION

Stock Listings: Tokyo Stock Exchange, Osaka Securities Exchange and the New York Stock Exchange

Head Office: Kyoto, Japan

1. Scope of consolidation and application of the equity method

(1) The Number of consolidated subsidiaries and affiliates accounted for by the equity method

Number of consolidated subsidiaries: 86

Number of affiliates accounted for by the equity method: 7

(2) Change in scope of consolidation and application of equity method

  a) Changes from March 31, 2004

Number of subsidiaries newly included in consolidation: 0

Number of subsidiaries excluded from consolidation: 2

Number of affiliates newly accounted for by the equity method: 0

Number of affiliates excluded from accounted for by the equity method: 0

  b) Changes from June 30, 2003

Number of subsidiaries newly included in consolidation: 45

Number of subsidiaries excluded from consolidation: 1

Number of affiliates newly accounted for by the equity method: 5

Number of affiliates excluded from accounted for by the equity method: 8

2. Financial highlights

(1) Consolidated Financial Results

	Japanese yen (Millions except per share amounts)
	Three months ended June 30,		Year ended March 31,
	2004	2003	2004
Net sales	¥112,287	¥55,930	¥277,497
Percent change from the previous period (1)	100.8%	-	-
Operating income	11,027	5,161	22,015
Percent change from the previous period (1)	113.7%	-	-
Income before income taxes and minority interests	13,585	5,395	19,639
Percent change from the previous period (1)	151.8%	-	-
Net income	8,508	4,581	16,089
Percent change from the previous period (1)	85.7%	-	-
Net income per share, primary	¥127.62	¥72.05	¥251.14
Net income per share, diluted	¥121.20	¥69.86	¥241.53

Notes：

1. Percentage change indicates the change relative to the same period of the previous fiscal year.

2. Average number of shares issued and outstanding (consolidated):

66,670,138 shares for the three months ended June 30, 2004

63,583,821 shares for the three months ended June 30, 2003

64,062,509 shares for the year ended March 31, 2004

Qualitative information on business conditions (consolidated)

During the three months ended June 30, 2004, net sales and operating income significantly increased to double the amount recorded in the same three-month period of the previous year.

Until the previous fiscal year ended March 31, 2004, our financial statements subject to public disclosure had been prepared on the basis of two different accounting standards, Japanese GAAP and U.S. GAAP.

However, from the three-month period under review onward, our consolidated financial reporting will be conforming only to U.S.GAAP. The phased process of increasing our interest in the group companies, including Sankyo Seiki Mfg. Co., Ltd. (“Sankyo Seiki”) had been completed by the end of the previous business year, making all major affiliates consolidated under U.S.GAAP.

Net sales for the three months ended June 30, 2004 increased approximately ¥56,400 million, or 100.8%, to ¥112,287 million as compared to the same period of the previous year.

Operating income for the three months ended June 30, 2004 increased approximately ¥5,900 million, or 113.7%, to ¥11,027 million as compared to the same period of the previous year.

Net income before tax significantly increased approximately ¥8,200 million, or 150%, to ¥13,585 million as compared to the same period of the previous year. Although expenses arising from the payment of minority interest in consolidated subsidiaries accordingly increased, net income after tax for the three months ended June 30, 2004 increased by approximately ¥3,900 million, or 86%, to ¥8,508 million as compared to the same period of the previous year.

As compared to the preceding three months ended March 31, 2004, net sales, operating income and net income increased ¥18,100 million (19.2%), ¥7,000 million (172.7%), and ¥3,900 million (83.2%), respectively.

Net sales for the three months ended June 30, 2004 increased by approximately 100% as compared to the same period of the previous year. The significant increase largely derived from the consolidation of three companies: Nidec Copal Corporation (“Nidec Copal”), Nidec Copal Electronics Corporation (“Nidec Copal Electronics), and Sankyo Seiki. The impact from their consolidation collectively amounted to approximately ¥50,900 million. Excluding such impact, the increase in net sales was approximately ¥5,500 million, or 9.7%, as compared to the same period of the previous year. Also excluding an exchange loss of ¥2,600 million due to the yen’s appreciation against the dollar by 7% over a year-ago level, the increase in net sales was ¥8,100 million, or 14.4%, as compared to the same three month of the previous year. The segmental breakdowns of net sales are as follows:

Net sales of small precision motors increased approximately ¥11,700 million, or 31.8%, to ¥48,414 million as compared to the same period of the previous year. The impact from an expansion of the scope of consolidation amounted to approximately ¥9,400 million. Sales of spindle motors for hard disk drives leveled off as compared to the same three months of the previous year, while their unit shipment increased by over 15%. The yen’s appreciation against the dollar over the same period of the previous year accounts for an over 7% decline in the yen-based sales. This translates into an approximately 7% increase in the dollar-based sales. The difference between the increase in shipment (15%) and sales amounts (7%) was attributed to changes in product mix, in which low priced 3.5-inch motors for desk top PCs increased by 15%. On the other hand, 2.5-inch motors only increased less than 10% due to the great impact felt from production adjustments by customers. A decline in the sales price of motors was less than 10% on an annualized basis.

Net sales of other small precision DC motors increased by ¥7,100 million, or 112%, as compared to the same period of the previous year, due to the addition of sales of Sankyo Seiki as a result of the expansion in the scope of consolidation. Even narrowing the focus to Nidec Corporation and its direct-line subsidiaries alone, sales and shipment increased 12% and close to 40%, respectively. Sales of fan motors also enjoyed the positive effect from the expanded scope of consolidation, recording a significant sales increase of approximately 30% as compared to the same three months of the previous year. Sales and shipment by Nidec Corporation and its direct-line subsidiaries increased by approximately 28% and slightly over 20%, respectively, in which high-end products with higher sales prices gained their presence in product mix.

Net sales of mid-size motors increased by approximately 9% to ¥9,794 million as compared to the same three months of the previous year. This increase was due to sales increases in motors for home appliances and industrial equipment. Despite an expansion in sales of motors for new applications, overall sales for this segment slightly decreased as the shipment of automobile-directed motors unattached to electronic controllers increased as compared to the same three months of the previous year.

Net sales of machinery increased by approximately ¥11,400 million as compared to the same period of the previous year to ¥17,253 million. The 30% increase over the previous year level mainly consists of the combined sales of ¥9,600 million from Nidec Copal and Sankyo Seiki. The remainder of the increase came from Nidec-Kyori, Nidec Tosok and Nidec-Shimpo.

The “Electronic and Optical components” segment is a newly classified business area established as a result of expansion in the scope of consolidation. The business condition of this segment is reported in our fiscal financial statements from the three-month period under review onward. This segment includes the products of our subsidiaries represented by Sankyo Seiki, Nidec Copal, Nidec Copal Electronics and Nidec Nemicon. (Note: Products of Nidec Nemicon had been included in the “Other” segment until the previous fiscal year ended March 31, 2004). Sales from this business for the three months ended June 30, 2004 totaled ¥31,613 million.

Net sales of products classified as “Others” segment increased by approximately ¥1,500 million to ¥5,213 million as compared to the same period of the previous year. This increase resulted largely from the expansion in sales of automobile parts by Nidec Tosok.

With respect to profit, operating income for the three months ended June 30, 2004 increased approximately ¥5,900 million, or 113.7%, to ¥11,027 million as compared to the same three months of the previous year. The contribution from the expansion in the scope of consolidation as explained in the paragraph for sales totaled ¥5,000 million. The yen's appreciation during the three months caused a decrease of ¥400 million. After excluding the stated factors of increase and decrease, operating income increased by 25% to approximately ¥1,300 million.

Operating income increased across all segments in similar proportion, except the impact of expansion in the scope of consolidation. In the “small precision motor” business, HDD motors secured profits particularly through sales of high-end lines for servers and other lines smaller-than-2.5-inch. Sales of other DC brushless motors and fan motors also contributed to the profit increase. The adverse impacts on operating income incurred from the purchase of Sankyo Seiki's FDB business amounted to ¥600 million for the three months ended June 30, 2004. This indicates a sequential profitability loss over the previous three months, the largest portion of which incurred by Nidec Philippines Corporation. We expect Nidec Philippines Corporation to absorb the loss within the year, given the current pace of productivity improvement.

For mid-size motors, profits increased mainly through sales of motors for home appliances, such as air conditioners. For machinery, small precision power presses, semiconductor inspection devices and transmissions recorded increases both in sales and profit due to robust demand for capital investment. For the products classified in the “Other” segment, automobiles parts continued to increase profits.

The companies newly incorporated in the U.S.GAAP-based scope of consolidation increased their operating income. Besides Sankyo Seiki turning profitable, Nidec Copal and Nidec Copal Electronics also recorded income increases in the range of 10-20%.

Income before provision for income tax increased approximately ¥8,200 million, or 150%, to ¥13,585 million as compared to the same three months of the previous year. This increase mainly consists of the increase in operating income (¥5,900 million), foreign exchange gain (¥1,800 million) and gain from sales of marketable securities (¥600 million).

Net income increased approximately ¥3,900 million to ¥8,508 million.

(2) Consolidated Financial Position

	Japanese yen (Millions except per share amounts)
	June 30,		March 31,
	2004	2003	2004
Total assets	¥466,598	¥258,391	¥443,886
Shareholders’ equity	172,168	93,063	110,046
Shareholders’ equity to total assets	36.9%	36.0%	24.8%
Shareholders’ equity per share	¥2,459.41	¥1,462.81	¥1,692.91

Note:

Number of shares issued and outstanding at end of period (consolidated):

70,003,901 shares at June 30, 2004

63,619,549 shares at June 30, 2003

65,003,538 shares at March 31, 2004

Consolidated Results of Cash Flows

	Japanese yen (Millions )
	June 30		March 31
	2004	2003	2004
Net cash provided by operating activities	¥8,056	¥5,549	¥31,410
Net cash used in investing activities	(9,109)	(3,373)	(21,133)
Net cash used in financing activities	3,861	(3,881)	32,494
Cash and cash equivalents at end of period	¥77,069	¥31,356	¥73,392

Qualitative information on the financial conditions (consolidated)

During the three months ended June 30, 2004, gross assets increased by approximately ¥22,700 million compared to March 31, 2004. Besides increases ¥3,700 million in cash and cash equivalents, inventory assets, account receivables, tangible assets, goodwill, deferred income taxes and other assets also increased. Shareholders’ equity increased by approximately ¥62,100 million as compared to March 31, 2004.

Overview of Cash Flow

The balance of cash and cash equivalents as of June 30, 2004 increased by ¥3,677 million to ¥77,069 million compared to March 31, 2004.

“Cash flow from operating activities” increased by ¥8,056 million as compared to March 31, 2004. Net income including depreciation expense and minority interest in income of consolidated subsidiaries totaled approximately ¥15,800 million. Cash outflow consists mainly of inventory investments of ¥3,600 million and increases in accounts receivables of ¥5,900 million.

“Cash flow from investing activities” was ¥9,109 million. The cash outflow consists of the costs of fixed asset acquisitions (capital investment) of approximately ¥8,700 million.

“Cash flow from financing activities” increased ¥3,861 million. The significant cash inflow came as a result of increases in funds in hand associated with public offering raising a total of ¥53,200 million, part of which was used to repay borrowings.

Qualitative information on financial forecasts (consolidated)

Financial forecasts for the year ending March 31, 2005 remain unchanged from the previous ones released on April 23, 2004.

Special Note Regarding Forward-looking Statements

This press release contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “anticipate,” “estimate,” “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of results of operations or of our financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors could cause the actual results to differ materially from those contained in any forward-looking statement. We cannot promise that our expectations expressed in these forward-looking statements will turn out to be correct. Our actual results could be materially different from and worse than our expectations as a result of certain factors, including, but not limited to (1) our ability to design, develop, mass produce and win acceptance of our products, particularly those that use the new fluid dynamic bearing motor technology, which are offered in highly competitive markets characterized by continual new product introductions and rapid technological development, (2) general economic conditions in the computer, information technology and related product markets, particularly levels of consumer spending, (3) exchange rate fluctuations, particularly between the Japanese yen and the U.S. dollar and other currencies in which we make significant sales or in which our assets and liabilities are denominated, (4) our ability to acquire and successfully integrate companies with complementary technologies and product lines, and (5) adverse changes in laws, regulations or economic policies in any of the countries where we have manufacturing operations, especially China.

Consolidated balance sheets- Assets

	Yen in millions
	June 30, 2004		March 31, 2004		Inc or Dec	June 30, 2003
Current assets:	¥	%	¥	%	¥	¥	%
Cash and cash equivalents	77,069		73,392		3,677	31,356
Trade notes receivable	17,805		17,431		374	8,543
Trade Accounts receivable	102,698		96,509		6,189	49,896
Inventories:
Finished goods	17,281		15,850		1,431	8,604
Raw materials	13,751		10,267		3,484	5,234
Work in process	14,265		15,016		(751)	4,779
Project in progress	957		886		71	845
Supplies and other	2,920		3,226		(306)	364
Prepaid expenses and other current assets	11,797		13,838		(2,041)	12,143
Total	258,543	55.4	246,415	55.5	12,128	121,764	47.1

Investments and loan receivable:
Marketable securities and other securities investments	19,772		19,892		(120)	5,999
Investments in and advances to affiliates	2,280		2,259		21	29,952
Total	22,052	4.7	22,151	5.0	(99)	35,951	13.9

Property, plant and equipment:
Land	30,786		30,532		254	18,608
Buildings	78,080		73,860		4,220	46,947
Machinery and equipment	168,091		163,401		4,690	85,867
Construction in progress	6,904		7,411		(507)	2,220
Sub-total	283,861	60.8	275,204	62.0	8,657	153,642	59.5
Less - Accumulated depreciation	(146,190)	(31.3)	(142,792)	(32.2)	(3,398)	(63,608)	(24.6)
Total	137,671	29.5	132,412	29.8	5,259	90,034	34.9

Other non-current assets	48,332	10.4	42,908	9.7	5,424	10,642	4.1

Total assets	¥466,598	100.0%	¥443,886	100.0%	¥22,712	¥258,391	100.0%

Consolidated balance sheets- Liabilities and shareholders’ equity

	Yen in millions
	June 30, 2004		March 31, 2004		Inc or Dec	June 30, 2003
Current liabilities:	¥	%	¥	%	¥	¥	%
Short-term borrowings	40,038		86,636		(46,598)	63,080
Current portion of long-term debt	2,630		2,653		(23)	8,516
Trade notes and accounts payable	97,864		93,418		4,446	47,883
Other current liabilities	25,497		24,087		1,410	11,637
Total	166,029	35.6	206,794	46.6	(40,765)	131,116	50.7

Long-term liabilities:
Long-term debt	45,305		45,025		280	15,305
Accrued pension and severance costs	27,824		29,836		(2,012)	8,574
Other long-term liabilities	6,997		3,054		3,943	1,056
Total	80,126	17.2	77,915	17.5	2,211	24,935	9.7

Total liabilities	246,155	52.8	284,709	64.1	(38,554)	156,051	60.4
Minority interest in consolidated subsidiaries	48,275	10.3	49,131	11.1	(856)	9,277	3.6

Shareholders’ equity:
Common stock	55,764	12.0	28,995	6.5	26,769	26,535	10.3
Additional paid-in capital	58,423	12.5	31,822	7.2	26,601	25,867	10.0
Retained earnings	65,420	14.0	57,887	13.0	7,533	47,336	18.3
Accumulated other comprehensive income (loss):
Foreign currency translation adjustments	(10,446)		(11,475)		1,029	(5,609)
Unrealized gains on securities	3,173		2,972		201	886
Minimum pension liability adjustment	(32)		(32)		0	(1,885)
Total comprehensive income (loss)	(7,305)	(1.6)	(8,535)	(1.9)	1,230	(6,608)	(2.6)
Treasury stock, at cost	(134)	(0.0)	(123)	(0.0)	(11)	(67)	(0.0)
Total shareholders’ equity	172,168	36.9	110,046	24.8	62,122	93,063	36.0

Total liabilities and shareholders’ equity	¥466,598	100.0%	¥443,886	100.0%	¥22,712	¥258,391	100.0%

_________________

Note: We prepare our consolidated financial statements under the U.S. GAAP from the three-month period ended June 30, 2004. The financial data of previous fiscal quarter and previous fiscal year in this quarterly report are also prepared under the U.S. GAAP.

Consolidated statements of income

	Yen in millions
	Three months ended June 30,				Increase or		For the year ended
	2004		2003		Decrease		March 31, 2004
Net sales	¥112,287	100.0%	¥55,930	100.0%	¥56,357	100.8%	¥277,497	100.0%
Cost of products sold	86,762	77.3	43,529	77.8	43,233	99.3	218,189	78.6
Selling, general and administrative expenses	9,103	8.1	4,907	8.8	4,196	85.5	28,542	10.3
Research and development expenses	5,395	4.8	2,333	4.2	3,062	131.2	8,751	3.2
Operation expenses	101,260	90.2	50,769	90.8	50,491	99.5	255,482	92.1
Operating income	11,027	9.8	5,161	9.2	5,866	113.7	22,015	7.9

Other income (expense):
Interest and dividend income	163	0.1	68	0.1	95	139.7	362	0.1
Interest expenses	(250)	(0.2)	(203)	(0.4)	(47)	23.2	(862)	(0.3)
Foreign exchange gain (loss), net	1,848	1.7	51	0.1	1,797	3,523.5	(3,149)	(1.1)
Gain (loss) from marketable securities, net	562	0.5	-	-	562	-	816	0.3
Gain (loss) from derivative instruments, net	(86)	(0.1)	-	-	(86)	-	(5)	(0.0)
Gain (loss) from sales of investments in affiliated companies	11	0.0	-	-	11	-	45	0.0
Other, net	310	0.3	318	0.6	(8)	(2.5)	417	0.2
Total	2,558	2.3	234	0.4	2,324	993.2	(2,376)	(0.8)
Income before provision for income taxes	13,585	12.1	5,395	9.6	8,190	151.8	19,639	7.1
Provision for income taxes	(2,541)	(2.3)	(1,090)	(1.9)	(1,451)	133.1	(5,424)	(2.0)
Income before minority interest and equity in earnings of affiliated companies	11,044	9.8	4,305	7.7	6,739	156.5	14,215	5.1
Minority interest in income (loss) of consolidated subsidiaries	2,512	2.2	304	0.5	2,208	726.3	648	0.2
Equity in net income (loss) of affiliated companies	24	0.0	(580)	(1.0)	604	(104.1)	(2,522)	(0.9)
Net income	¥8,508	7.6%	¥4,581	8.2%	¥3,927	85.7%	¥16,089	5.8%

___________________

Note: We prepare our consolidated financial statements under the U.S. GAAP from the three-month period ended June 30, 2004. The financial data of previous fiscal quarter and previous fiscal year in this quarterly report are also prepared under the U.S. GAAP.

Consolidated Statement of Cash Flows

	Japanese yen (Millions)
	For the period ended June 30,	For the period ended June 30,	Year ended March 31,
	2004	2003	2004
Cash flows from operating activities:
Net income	¥8,508	¥4,581	¥16,089
Adjustments to reconcile net income to net cash
provided by operating activities:
Depreciation and amortization	4,732	3,259	14,490
Loss (gain) on sales and disposal of fixed assets	(268)	153	819
Minority interest in income of consolidated subsidiaries	2,512	304	648
Equity in net income of affiliated companies	24	(580)	(2,522)
Foreign currency adjustments	(396)	(99)	3,566
Changes in operating assets and liabilities:
Decrease (increase) in notes and accounts receivable	(5,874)	1,133	(3,559)
Decrease (increase) in inventories	(3,606)	(2,813)	(5,959)
Increase (decrease) in notes and accounts payable	3,322	(1,577)	5,699
Increase (decrease) in accrued income taxes	(1,009)	(174)	876
Other	111	1,362	1,263
Net cash provided by operating activities	8,056	5,549	31,410
Cash flows from investing activities:
Additions to property, plant and equipment	(8,698)	(2,785)	(22,631)
Proceeds from sales of property, plant and equipment	919	91	893
Purchases of marketable securities	-	(15)	(2,176)
Proceeds from sales of marketable securities	1,112	-	1,780
Investments in and advances to affiliates	0	(303)	(14,807)
Acquisitions of consolidated subsidiaries, net of cash acquired	-	-	16,435
Payments for additional investments in subsidiaries	(2,249)	(355)	(1,057)
Other	(193)	(6)	430
Net cash used in investing activities	(9,109)	(3,373)	(21,133)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings	(47,213)	(1,510)	11,204
Proceeds from issuance of long-term debt	227	-	0
Repayments of long-term debt	(968)	(1,382)	(7,774)
Proceeds from issuance of corporate bonds	-	-	30,873
Proceeds from issuance of new shares	53,248	-	-
Dividends paid	(975)	(953)	(1,910)
Other	(458)	(36)	101
Net cash (used in) provided by financing activities	3,861	(3,881)	32,494

Effect of exchange rate changes on cash and cash equivalents	869	22	(2,418)
Net increase (decrease) in cash and cash equivalents	3,677	(1,683)	40,353
Cash and cash equivalents at beginning of period	73,392	33,039	33,039
Cash and cash equivalents at end of the first quarter	¥77,069	31,356	¥73,392

Segment information

1) Operating Segment Information

			Yen in millions
	Three months ended June 30, 2004		Three months ended June 30, 2003		Increase or decrease
Net sales:
Nidec Corporation	¥26,614	13.9%	¥27,923	27.4%	¥(1,309)	(4.7)%
Nidec Electronics (Thailand) Co., Ltd.	11,523	6.0	11,266	11.0	257	2.3
Nidec (Dalian) Limited	7,990	4.2	7,162	7.0	828	11.6
Nidec Taiwan Corporation	2,777	1.5	2,676	2.6	101	3.8
Nidec Singapore Pte. Ltd.	9,274	4.9	9,656	9.5	(382)	(4.0)
Nidec Philippines Corporation	4,514	2.4	5,227	5.1	(713)	(13.6)
Sankyo Seiki Mfg. Co., Ltd.	20,449	10.7	-	-	20,449	-
Nidec Copal Corporation	16,603	8.7	-	-	16,603	-
Nidec Tosok Corporation	5,790	3.0	4,769	4.7	1,021	21.4
Nidec Copal Electronics Corporation	5,210	2.7	-	-	5,210	-
Nidec Shibaura Corporation	6,657	3.5	4,913	4.8	1,744	35.5
Nidec Power Motor Corporation	2,509	1.3	2,106	2.1	403	19.1
All others	71,223	37.2	26,351	25.8	44,872	170.3
Sub-total	191,133	100.0	102,049	100.0	89,084	87.3
Adjustments and eliminations	(78,846)	-	(46,119)	-	(32,727)	-
Consolidated total	¥112,287	-	¥55,930	-	¥56,357	100.8%

			Yen in millions
	Three months ended June 30, 2004		Three months ended June 30, 2003		Increase or decrease
Operating income:
Nidec Corporation	¥(214)	(2.1)%	¥145	2.7%	¥(359)	-%
Nidec Electronics (Thailand) Co., Ltd.	1,840	18.3	1,891	35.8	(51)	(2.7)
Nidec (Dalian) Limited	635	6.3	584	11.1	51	8.7
Nidec Taiwan Corporation	51	0.5	85	1.6	(34)	(40.0)
Nidec Singapore Pte. Ltd.	669	6.7	460	8.7	209	45.4
Nidec Philippines Corporation	(140)	(1.4)	258	4.9	(398)	-
Sankyo Seiki Mfg. Co., Ltd.	909	9.0	-	-	909	-
Nidec Copal Corporation	692	6.9	-	-	692	-
Nidec Tosok Corporation	172	1.7	261	4.9	(89)	(34.1)
Nidec Copal Electronics Corporation	799	7.9	-	-	799	-
Nidec Shibaura Corporation	488	4.9	241	4.6	247	102.5
Nidec Power Motor Corporation	138	1.4	33	0.6	105	318.2
All others	4,015	39.9	1,326	25.1	2,689	202.8
Sub-total	10,054	100.0	5,284	100.0	4,770	90.3
Adjustments and eliminations	973	-	(123)	-	1,096	-
Consolidated total	¥11,027	-	¥5,161	-	¥5,866	113.7%

__________________

Note: 1. The operating segments are the segments of Nidec for which separate financial information is available and for which operating profit or loss amounts are evaluated regularly by executive management in deciding how to allocate resources and in assessing performance.

2. Segmental profit or loss is determined using the accounting principles in the segment’s country of domicile.

2) Sales by Geographic Segment

			Yen in millions
	Three months ended June 30, 2004		Three months ended June 30, 2003		Increase or decrease
Japan	¥70,695	63.0%	¥30,131	53.9%	¥40,564	134.6%
America	2,182	1.9	1,303	2.3	879	67.5
Singapore	12,829	11.4	8,544	15.3	4,285	50.2
Thailand	8,690	7.7	8,048	14.4	642	8.0
Philippines	1,186	1.1	415	0.7	771	185.8
China	5,292	4.7	1,492	2.7	3,800	254.7
Other	11,413	10.2	5,997	10.7	5,416	90.3
Total	¥112,287	100.0%	¥55,930	100.0%	¥56,357	100.8%

________________

Note: The sales are classified by geographic areas of the seller and the figures exclude intra-segment transactions.

3) Sales by Region

			Yen in millions
	Three months ended June 30, 2004		Three months ended June 30, 2003		Increase or decrease
North America	¥4,514	4.0%	¥1,293	2.3%	¥3,221	249.1%
Asia	57,136	50.9	34,279	61.3	22,857	66.7
Other	5,091	4.5	1,620	2.9	3,471	214.3
Overseas sales total	66,741	59.4	37,192	66.5	29,549	79.4
Japan	45,546	40.6	18,738	33.5	26,808	143.1
Consolidated total	¥112,287	100.0%	¥55,930	100.0%	¥56,357	100.8%

________________

Note: Sales by region are classified by geographic areas of the buyer and the figures exclude intra-segment transactions.

SUPPORT DOCUMENTATION 1 (Three months ended June 30, 2004)

(1) Business Segment Information

	Japanese yen (Millions)
	Three months ended June 30, 2004
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥48,414	¥9,794	¥17,253	¥31,613	¥5,213	¥112,287	¥(-)	¥112,287
Intersegment	7	22	2,730	55	763	3,577	(3,577)	-
Total	48,421	9,816	19,983	31,668	5,976	115,864	(3,577)	112,287
Operating expenses	43,303	8,962	17,651	28,438	5,480	103,834	(2,574)	101,260
Operating income	¥5,118	¥854	¥2,332	¥3,230	¥496	¥12,030	¥(1,003)	¥11,027

	Japanese yen (Millions)
	Three months ended June 30, 2003
	Small precision motors	Mid-size motors	Machinery	Electronic and Optical components	Other	Total	Eliminations/ Corporate	Consolidated
Net sales:
Customers	¥36,730	¥8,971	¥5,840	¥688	¥3,701	¥55,930	¥(-)	¥55,930
Intersegment	1	4	1,078	4	52	1,139	(1,139)	-
Total	36,731	8,975	6,918	692	3,753	57,069	(1,139)	55,930
Operating expenses	32,352	8,357	6,411	630	3,504	51,254	(485)	50,769
Operating income	¥4,379	¥618	¥507	¥62	¥249	¥5,815	¥(654)	¥5,161

________________

Notes:

1. Segments are classified based on similarities in product type, product attributes, and production and sales methods.

2. Major products of each business segment:

(1) Small precision motors: Small precision DC motors (including spindle motors for HDDs), Small precision fans, brush motors, vibration motors

(2) Mid-size motors: Motors for home appliances, automobiles and industrial use

(3) Machinery: High-speed press machines, semiconductor production equipment, precision equipment, FA equipment

(4) Electronic and Optical components: Electronic components, Optical components

(5) Other: Automobile components, pivot assemblies, other components, service etc

SUPPORT DOCUMENTATION 2 (Three months ended June 30, 2004)

Reconciliation between Japan GAAP and U.S. GAAP (consolidated)

	Japanese yen (Millions)
	Three months ended June 30,2003
Difference item	Sales	Operating Income	Income before provision for income taxes
Japan GAAP	¥75,116	¥6,516	¥6,117
Scope of Consolidation	(19,186)	(2,161)	(1,910)
Amortization of consolidation difference	-	849	811
Retirement benefits obligation	-	0	72
Others	-	(43)	305
U.S. GAAP	¥55,930	¥5,161	¥5,395